NEWS RELEASE

EMX Royalty Grants Incentive Stock Options and RSUs

Vancouver, British Columbia, September 11, 2023 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") announces that pursuant to the Company's Stock Option Plan, incentive stock options (the "Options") to purchase an aggregate of 1,464,000 common shares, exercisable at a price of C$2.55 per share for a period of five years, has been granted to officers, directors, employees and consultants of the Company.

In addition, the Company has granted an aggregate of 562,000 restricted shares units ("RSU") with a 3-year cliff vesting provision to officers, directors, and key employees, subject to any applicable stock exchange approvals and vesting requirements. Each RSU will entitle the holder to acquire, for nil cost, between zero and 1.5 common shares of the Company, subject to the achievement of performance conditions relating to the Company's total shareholder return, and certain operational milestones.

About EMX. EMX is a precious, base and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and the TSX Venture Exchange under the symbol EMX, and also trade on the Frankfurt exchange under the symbol "6E9". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 973-8585 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 Ibelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.EMXRoyalty.com